SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF October 2013

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Contents

Exhibit 1:

On October  21, 2013, Wuyang-Honda Motors (Guangzhou) Co., Ltd., a motorcycle production and sales joint venture company of Honda in China, held a ceremony to commemorate the start of construction of a new plant which is scheduled to start operation from the end of 2014, with an annual production capacity of 500,000 units.

Exhibit 2:

On October  30, 2013, Honda Motor Co., Ltd. announced its consolidated financial results for the fiscal second quarter ended September 30, 2013.

Exhibit 3:

Honda Motor Co., Ltd. revised its forecasts for consolidated and unconsolidated financial results of the fiscal year ending March 31, 2014 that were announced on April 26, 2013.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA (HONDA MOTOR CO., LTD.)

/s/ Kohei Takeuchi
Kohei Takeuchi
Operating Officer and Director
Chief Financial Officer
Honda Motor Co., Ltd.

Date: November 15, 2013

Wuyang-Honda Motors (Guangzhou) Co., Ltd. Begins Construction of a New Plant

On October 21, 2013, Wuyang-Honda Motors (Guangzhou) Co., Ltd., a motorcycle production and sales joint venture company of Honda in China, held a ceremony to commemorate the start of construction of a new plant which is scheduled to start operation from the end of 2014, with an annual production capacity of 500,000 units.

After opening the new plant, overall annual motorcycle production capacity of Wuyang-Honda Motors (Guangzhou) Co., Ltd. will be increased from the current 1,000,000 units to 1,500,000 units.

October 30, 2013

HONDA MOTOR CO., LTD. REPORTS

CONSOLIDATED FINANCIAL RESULTS

FOR THE FISCAL SECOND QUARTER ENDED SEPTEMBER 30, 2013

Tokyo, October 30, 2013 — Honda Motor Co., Ltd. today announced its consolidated financial results for the fiscal second quarter ended September 30, 2013.

Second Quarter Results

Honda’s consolidated net income attributable to Honda Motor Co., Ltd. for the fiscal second quarter ended September 30, 2013 totaled JPY 120.3 billion (USD 1,231 million), an increase of 46.4% from the same period last year. Basic net income attributable to Honda Motor Co., Ltd. per common share for the quarter amounted to JPY 66.79 (USD 0.68), an increase of JPY 21.16 (USD 0.22) from JPY 45.63 for the corresponding period last year. One Honda American Depository Share represents one common share.

Consolidated net sales and other operating revenue (herein referred to as “revenue”) for the quarter amounted to JPY 2,890.2 billion (USD 29,567 million), an increase of 27.3% from the same period last year, due primarily to increased revenue in automobile and motorcycle business operations, as well as favorable foreign currency translation effects.

Consolidated operating income for the quarter amounted to JPY 171.4 billion (USD 1,754 million), an increase of 70.0% from the same period last year, due primarily to an increase in sales volume and model mix and favorable foreign currency effects, despite increased SG&A expenses.

Consolidated income before income taxes and equity in income of affiliates for the quarter totaled JPY 165.5 billion (USD 1,694 million), an increase of 55.8% from the same period last year.

Equity in income of affiliates amounted to JPY 31.6 billion (USD 324 million) for the quarter, an increase of 15.2% from the corresponding period last year.

Business Segment

Motorcycle Business

For the three months ended September 30, 2012 and 2013

	Unit (Thousands)
	Honda Group Unit Sales				Consolidated Unit Sales
	Three months ended Sep. 30, 2012	Three months ended Sep. 30, 2013	Change	%	Three months ended Sep. 30, 2012	Three months ended Sep. 30, 2013	Change	%
Motorcycle business	3,806	4,216	410	10.8	2,304	2,585	281	12.2
Japan	57	63	6	10.5	57	63	6	10.5
North America	60	68	8	13.3	60	68	8	13.3
Europe	38	38	0	0.0	38	38	0	0.0
Asia	3,162	3,536	374	11.8	1,660	1,905	245	14.8
Other Regions	489	511	22	4.5	489	511	22	4.5

Notes:

1.	Honda Group Unit Sales is the total unit sales of completed products of Honda, its consolidated subsidiaries and its affiliates accounted for under the equity method. Consolidated Unit Sales is the total unit sales of completed products corresponding to consolidated net sales to external customers, which consists of unit sales of completed products of Honda and its consolidated subsidiaries.

2.	Honda Group Unit Sales and Consolidated Unit Sales of Motorcycle business for the three months ended September 30, 2012 is revised.

With respect to Honda’s sales for the fiscal second quarter by business segment, in motorcycle business operations, revenue from sales to external customers increased 35.0%, to JPY 418.0 billion (USD 4,277 million) from the same period last year, due mainly to increased consolidated unit sales and favorable foreign currency translation effects. Operating income totaled JPY 45.5 billion (USD 466 million), an increase of 79.3% from the same period last year, due primarily to an increase in sales volume and model mix and favorable foreign currency effects, despite increased SG&A and R&D expenses.

Automobile Business

For the three months ended September 30, 2012 and 2013

	Unit (Thousands)
	Honda Group Unit Sales				Consolidated Unit Sales
	Three months ended Sep. 30, 2012	Three months ended Sep. 30, 2013	Change	%	Three months ended Sep. 30, 2012	Three months ended Sep. 30, 2013	Change	%
Automobile business	996	1,047	51	5.1	816	869	53	6.5
Japan	169	180	11	6.5	168	178	10	6.0
North America	404	447	43	10.6	404	447	43	10.6
Europe	44	40	- 4	- 9.1	44	40	- 4	- 9.1
Asia	301	309	8	2.7	122	133	11	9.0
Other Regions	78	71	- 7	- 9.0	78	71	- 7	- 9.0

Note: Honda Group Unit Sales is the total unit sales of completed products of Honda, its consolidated subsidiaries and its affiliates accounted for under the equity method. Consolidated Unit Sales is the total unit sales of completed products corresponding to consolidated net sales to external customers, which consists of unit sales of completed products of Honda and its consolidated subsidiaries. Certain sales of automobiles that are financed with residual value type auto loans by our Japanese finance subsidiaries are accounted for as operating leases in conformity with U.S. generally accepted accounting principles and are not included in consolidated net sales to the external customers in our automobile business. As a result, they are not included in Consolidated Unit Sales, but are included in Honda Group Unit Sales of our automobile business.

In automobile business operations, revenue from sales to external customers increased 26.2%, to JPY 2,229.0 billion (USD 22,803 million) from the same period last year due mainly to increased consolidated unit sales and favorable foreign currency translation effects. Operating income totaled JPY 80.1 billion (USD 820 million), an increase of 115.8% from the same period last year, due primarily to an increase in sales volume and model mix and favorable foreign currency effects, despite increased SG&A expenses.

Financial Services Business

Revenue from customers in the financial services business increased 30.4%, to JPY 170.0 billion (USD 1,739 million) from the same period last year due mainly to an increase in revenue from operating leases and favorable foreign currency translation effects. Operating income increased 21.7% to JPY 46.5 billion (USD 477 million) from the same period last year due mainly to favorable foreign currency effects.

Power Product and Other Businesses

For the three months ended September 30, 2012 and 2013

	Unit (Thousands)
	Honda Group Unit Sales/ Consolidated Unit Sales
	Three months ended Sep. 30, 2012	Three months ended Sep. 30, 2013	Change	%
Power product business	1,288	1,295	7	0.5
Japan	88	93	5	5.7
North America	436	504	68	15.6
Europe	150	156	6	4.0
Asia	462	426	- 36	- 7.8
Other Regions	152	116	- 36	- 23.7

Note: Honda Group Unit Sales is the total unit sales of completed products of Honda, its consolidated subsidiaries and its affiliates accounted for under the equity method. Consolidated Unit Sales is the total unit sales of completed products corresponding to consolidated net sales to external customers, which consists of unit sales of completed products of Honda and its consolidated subsidiaries. In power product business, there is no discrepancy between Honda Group Unit Sales and Consolidated Unit Sales for the three months ended September 30, 2012 and for the three months ended September 30, 2013, since no affiliate accounted for under the equity method was involved in the sale of Honda power products.

Revenue from sales to external customers in power product and other businesses increased 12.6%, to JPY 73.1 billion (USD 748 million) from the same period last year, due mainly to favorable foreign currency translation effects. Honda reported an operating loss of JPY 0.8 billion (USD 8 million), a decrease of JPY 0.8 billion (USD 9 million) from the same period last year due mainly to increased SG&A expenses in other businesses.

Geographical Information

With respect to Honda’s sales for the fiscal second quarter by geographic segment, in Japan, revenue from domestic and export sales amounted to JPY 1,014.4 billion (USD 10,378 million), an increase of 9.7% from the same period last year due mainly to increased revenue in automobile and motorcycle business operations. Operating income totaled JPY 49.2 billion (USD 504 million), an increase of 64.0% from the same period last year, due mainly to an increase in sales volume and model mix and favorable foreign currency effects, despite increased SG&A and R&D expenses.

In North America, revenue increased by 39.5%, to JPY 1,471.9 billion (USD 15,058 million) from the same period last year due mainly to increased revenue in automobile business operations and favorable foreign currency translation effects. Operating income totaled JPY 46.0 billion (USD 471 million), an increase of 72.1% from the same period last year due mainly to an increase in sales volume and model mix and favorable foreign currency effects, despite increased SG&A expenses.

In Europe, revenue increased by 20.7%, to JPY 174.4 billion (USD 1,785 million) from the same period last year due to favorable foreign currency translation effects, despite decreased revenue in automobile business operations. Honda reported an operating loss of JPY 13.5 billion (USD 139 million), a decline of JPY 4.8 billion (USD 50 million) from the same period last year due mainly to a decrease in sales volume and model mix, despite decreased SG&A expenses and favorable foreign currency effects.

In Asia, revenue increased by 28.6%, to JPY 693.8 billion (USD 7,098 million) from the same period last year mainly due to increased revenue in motorcycle business operations and favorable foreign currency translation effects. Operating income increased by 64.9%, to JPY 60.0 billion (USD 614 million) from the same period last year due mainly to an increase in sales volume and model mix as well as favorable foreign currency effects, despite increased SG&A expenses.

In Other regions, which includes South America, the Middle East, Africa and Oceania, revenue increased by 22.1%, to JPY 280.4 billion (USD 2,869 million) from the same period last year mainly due to increased revenue in motorcycle business operations and favorable foreign currency translation effects. Operating income totaled JPY 18.6 billion (USD 191 million), an increase of 76.9% from the same period last year mainly due to an increase in sales volume and model mix, despite increased SG&A expenses.

Explanatory note:

United States dollar amounts have been translated from yen solely for the convenience of the reader at the rate of JPY 97.75=USD 1, the mean of the telegraphic transfer selling exchange rate and the telegraphic transfer buying exchange rate prevailing on the Tokyo foreign exchange market on September 30, 2013.

First Half Year Results

Honda’s consolidated net income attributable to Honda Motor Co., Ltd. for the fiscal half year ended September 30, 2013 totaled JPY 242.8 billion, an increase of 13.5% from the same period last year. Basic net income attributable to Honda Motor Co., Ltd. per common share for the fiscal first half year amounted to JPY 134.75, an increase of JPY 16.04 from JPY 118.71 for the same period last year.

Consolidated net sales and other operating revenue for the fiscal half year amounted to JPY 5,724.3 billion, an increase of 21.6% from the same period last year, due primarily to increased revenue in automobile and motorcycle business operations as well as favorable foreign currency translation effects.

Consolidated operating income for the fiscal first half year amounted to JPY 356.4 billion, an increase of 28.7% from the same period last year, due primarily to favorable foreign currency effects, despite increased SG&A and R&D expenses.

Consolidated income before income taxes and equity in income of affiliates for the fiscal first half year totaled JPY 337.6 billion, an increase of 12.2% from the same period last year.

Equity in income of affiliates amounted to JPY 63.4 billion for the fiscal first half year, an increase of 31.6% from the same period last year.

Business Segment

Motorcycle Business

For the six months ended September 30, 2012 and 2013

	Unit (Thousands)
	Honda Group Unit Sales				Consolidated Unit Sales
	Six months ended Sep. 30, 2012	Six months ended Sep. 30, 2013	Change	%	Six months ended Sep. 30, 2012	Six months ended Sep. 30, 2013	Change	%
Motorcycle business	7,717	8,270	553	7.2	4,670	4,956	286	6.1
Japan	116	117	1	0.9	116	117	1	0.9
North America	119	130	11	9.2	119	130	11	9.2
Europe	98	90	- 8	- 8.2	98	90	- 8	- 8.2
Asia	6,447	7,015	568	8.8	3,400	3,701	301	8.9
Other Regions	937	918	- 19	- 2.0	937	918	- 19	- 2.0

Notes:

1.	Honda Group Unit Sales is the total unit sales of completed products of Honda, its consolidated subsidiaries and its affiliates accounted for under the equity method. Consolidated Unit Sales is the total unit sales of completed products corresponding to consolidated net sales to external customers, which consists of unit sales of completed products of Honda and its consolidated subsidiaries.

2.	Honda Group Unit Sales and Consolidated Unit Sales of Motorcycle business for the six months ended September 30, 2012 is revised.

With respect to Honda’s sales for the fiscal first half year by business segment, in motorcycle business operations, revenue from sales to external customers increased 24.2%, to JPY 814.9 billion from the same period last year, due mainly to increased consolidated unit sales and favorable foreign currency translation effects. Operating income totaled JPY 88.1 billion, an increase of 41.7% from the same period last year, due primarily to an increase in sales volume and model mix and favorable foreign currency effects, despite increased SG&A and R&D expenses.

Automobile Business

For the six months ended September 30, 2012 and 2013

	Unit (Thousands)
	Honda Group Unit Sales				Consolidated Unit Sales
	Six months ended Sep. 30, 2012	Six months ended Sep. 30, 2013	Change	%	Six months ended Sep. 30, 2012	Six months ended Sep. 30, 2013	Change	%
Automobile business	1,995	2,046	51	2.6	1,665	1,727	62	3.7
Japan	354	320	- 34	- 9.6	351	317	- 34	- 9.7
North America	854	906	52	6.1	854	906	52	6.1
Europe	83	80	- 3	- 3.6	83	80	- 3	- 3.6
Asia	563	594	31	5.5	236	278	42	17.8
Other Regions	141	146	5	3.5	141	146	5	3.5

Note: Honda Group Unit Sales is the total unit sales of completed products of Honda, its consolidated subsidiaries and its affiliates accounted for under the equity method. Consolidated Unit Sales is the total unit sales of completed products corresponding to consolidated net sales to external customers, which consists of unit sales of completed products of Honda and its consolidated subsidiaries. Certain sales of automobiles that are financed with residual value type auto loans by our Japanese finance subsidiaries are accounted for as operating leases in conformity with U.S. generally accepted accounting principles and are not included in consolidated net sales to the external customers in our automobile business. As a result, they are not included in Consolidated Unit Sales, but are included in Honda Group Unit Sales of our automobile business.

In automobile business operations, revenue from sales to external customers increased 21.0%, to JPY 4,425.5 billion from the same period last year due mainly to favorable foreign currency translation effects. Operating income totaled JPY 176.5 billion, an increase of 28.1% from the same period last year, due primarily to favorable foreign currency effects, despite a decrease in sales volume and model mix as well as increased SG&A expenses.

Financial Services Business

Revenue from customers in the financial services business increased 28.2%, to JPY 335.4 billion from the same period last year due mainly to increase in revenue from operating leases and favorable foreign currency translation effects. Operating income increased 15.3% to JPY 91.2 billion from the same period last year due mainly to favorable foreign currency effects, despite an increase in SG&A expenses.

Power Product and Other Businesses

For the six months ended September 30, 2012 and 2013

	Unit (Thousands)
	Honda Group Unit Sales/Consolidated Unit Sales
	Six months ended Sep. 30, 2012	Six months ended Sep. 30, 2013	Change	%
Power product business	2,913	2,884	- 29	- 1.0
Japan	170	156	- 14	- 8.2
North America	1,194	1,332	138	11.6
Europe	386	393	7	1.8
Asia	883	790	- 93	- 10.5
Other Regions	280	213	- 67	- 23.9

Note: Honda Group Unit Sales is the total unit sales of completed products of Honda, its consolidated subsidiaries and its affiliates accounted for under the equity method. Consolidated Unit Sales is the total unit sales of completed products corresponding to consolidated net sales to external customers, which consists of unit sales of completed products of Honda and its consolidated subsidiaries. In power product business, there is no discrepancy between Honda Group Unit Sales and Consolidated Unit Sales for the six months ended September 30, 2012 and for the six months ended September 30, 2013, since no affiliate accounted for under the equity method was involved in the sale of Honda power products.

Revenue from sales to external customers in power product and other businesses increased 12.0%, to JPY 148.3 billion from the same period last year, due mainly to favorable foreign currency translation effects. Operating income totaled JPY 0.5 billion, an increase of JPY 2.7 billion from the same period last year, due mainly to decreased SG&A expenses and favorable foreign currency effects, despite a decrease in sales volume and model mix in power product business operations.

Geographical Information

With respect to Honda’s sales for the fiscal first half year by geographic segment, in Japan, revenue from domestic and export sales amounted to JPY 1,990.3 billion, an increase of 3.0% from the same period last year due mainly to increased revenue in automobile and motorcycle business operations. Operating income totaled JPY 111.4 billion, an increase of 22.5% from the same period last year due mainly to favorable foreign currency effects, despite increased R&D expenses and SG&A expenses.

In North America, revenue increased by 31.0%, to JPY 2,973.2 billion from the same period last year due mainly to increased revenue in automobile business operations and financial services business, as well as favorable foreign currency translation effects. Operating income totaled JPY 117.8 billion, an increase of 8.2% from the same period last year due mainly to an increase in sales volume and model mix, and favorable foreign currency effects, despite increased SG&A expenses.

In Europe, revenue increased by 19.8%, to JPY 350.4 billion from the same period last year mainly due to favorable foreign currency translation effects, despite decreased revenue in motorcycle and automobile business operations. Honda reported an operating loss of JPY 23.3 billion, a decline of JPY 6.9 billion from the same period last year mainly due to a decrease in sales volume and model mix, despite decreased SG&A expenses and favorable foreign currency effects.

In Asia, revenue increased by 33.1%, to JPY 1,400.6 billion from the same period last year mainly due to increased revenue in automobile and motorcycle business operations as well as favorable foreign currency translation effects. Operating income increased by 66.9%, to JPY 113.7 billion from the same period last year due mainly to an increase in sales volume and model mix as well as favorable foreign currency effects, despite increased SG&A expenses.

In Other regions, which includes South America, the Middle East, Africa and Oceania, revenue increased by 15.8%, to JPY 521.1 billion from the same period last year mainly due to increased revenue in automobile and motorcycle business operations as well as favorable foreign currency translation effects. Operating income totaled JPY 24.0 billion, an increase of 5.5% from the same period last year mainly due to an increase in sales volume and model mix, despite increased SG&A expenses.

Consolidated Statements of Balance Sheets for the Fiscal First Half Ended September 30, 2013

Total assets increased by JPY 872.8 billion, to JPY 14,508.1 billion from March 31, 2013, mainly due to increases in Finance subsidiaries’ long-term receivables and Property, plant and equipment, property on operating leases as well as foreign currency translation effects, despite a decrease in cash and cash equivalents. Total liabilities increased by JPY 425.0 billion, to JPY 8,854.9 billion from March 31, 2013, mainly due to an increase in long-term debt and foreign currency translation effects. Total equity increased by JPY 447.8 billion, to JPY 5,653.2 billion from March 31, 2013 due mainly to additional net income and foreign currency translation effects.

Consolidated Statements of Cash Flow for the Fiscal First Half Ended September 30, 2013

Consolidated cash and cash equivalents on September 30, 2013 decreased by JPY 73.8 billion from March 31, 2013, to JPY 1,132.2 billion. The reasons for the increases or decreases for each cash flow activity, when compared with the same period of the previous fiscal year, are as follows:

Cash flow from operating activities

Net cash provided by operating activities amounted to JPY 671.5 billion for the fiscal first half ended September 30, 2013. Cash inflows from operating activities increased by JPY 348.2 billion compared with the same period of the previous fiscal year due mainly to an increase in cash received from customers as a result of increased unit sales of automobiles, despite increased payments for parts and raw materials.

Cash flow from investing activities

Net cash used in investing activities amounted to JPY 989.4 billion. Cash outflows from investing activities increased by JPY 438.3 billion compared with the same period of the previous fiscal year, due mainly to an increase in acquisitions of finance subsidiaries-receivables and purchases of operating lease assets, despite an increase in collections of finance subsidiaries-receivables.

Cash flow from financing activities

Net cash provided by financing activities amounted to JPY 209.6 billion. Cash inflows from financing activities increased by JPY 200.4 billion compared with the same period of the previous fiscal year, due mainly to an increase in proceeds from debt, despite increase in cash outflow due to an increase in dividends paid.

Forecasts for the Fiscal Year Ending March 31, 2014

In regard to the forecasts of the financial results for the fiscal year ending March 31, 2014, Honda projects consolidated results to be as shown below:

Fiscal year ending March 31, 2014

	Yen (billions)	Changes from FY 2013
Net sales and other operating revenue	12,100.0	+ 22.5%
Operating income	780.0	+ 43.2%
Income before income taxes and equity in income of affiliates	765.0	+ 56.5%
Net income attributable to Honda Motor Co., Ltd.	580.0	+ 58.0%

	Yen
Basic net income attributable to Honda Motor Co., Ltd. per common share	321.81

Note: The forecasts are based on the assumption that the average exchange rates for the Japanese yen to the U.S. dollar and the Euro will be JPY 97 and JPY 127, respectively, for the full year ending March 31, 2014.

The reasons for the increases or decreases in the forecasts of the operating income, and income before income taxes and equity in income of affiliates for the fiscal year ending March 31, 2014 from the previous year are as follows.

Yen (billions)
Revenue, model mix, etc.	143.6
Cost reduction, the effect of raw material cost fluctuations, etc.	20.0
SG&A expenses	- 129.0
R&D expenses	- 47.5
Currency effect	248.0

Operating income compared with fiscal year 2013	235.1

Fair value of derivative instruments	72.0
Others	- 31.1

Income before income taxes and equity in income of affiliates compared with fiscal year 2013	276.1

Dividend per Share of Common Stock

The Board of Directors of Honda Motor Co., Ltd., at its meeting held on October 30, 2013, resolved to make the quarterly dividend JPY 20 per share of common stock, the record date of which is September 30, 2013. The total expected annual dividend per share of common stock for the fiscal year ending March 31, 2014, is JPY 80 per share.

This announcement contains “forward-looking statements” as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are based on management’s assumptions and beliefs taking into account information currently available to it. Therefore, please be advised that Honda’s actual results could differ materially from those described in these forward-looking statements as a result of numerous factors, including general economic conditions in Honda’s principal markets and foreign exchange rates between the Japanese yen and the U.S. dollar, the Euro and other major currencies, as well as other factors detailed from time to time.

Other Information

1. Accounting policies specifically applied for quarterly consolidated financial statements

(a) Income taxes

Honda computes interim income tax expense (benefit) by multiplying reasonably estimated annual effective tax rate, which includes the effects of deferred taxes, by year-to-date income before income taxes and equity in income of affiliates for the fiscal three months ended September 30, 2013. If a reliable estimate cannot be made, Honda utilizes the actual year-to-date effective tax rate.

2. Changes in accounting policy

(a) Adoption of New Accounting Pronouncements

In February 2013, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2013-02 “Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income”. This amendment requires reporting entities to provide information about the amounts reclassified out of accumulated other comprehensive income by component, and to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income.

Honda adopted ASU 2013-02, effective April 1, 2013. This adoption has no impact on the Honda’s financial position or results of operations.

(b) Changing in Fiscal Year-end of a Subsidiary

Effective April 1, 2013, a subsidiary of the Company changed its fiscal year-end from December 31 to March 31. As a result, the Company eliminated the previously existing three month differences between the reporting periods of the Company and the subsidiary in the consolidated financial statements. The elimination of the lag period represents a change in accounting principle and has been reported by retrospective application. The impacts on the retained earnings and noncontrolling interests as of April 1, 2012 are JPY 6,023 million and JPY 1,658 million, respectively. Honda believes the effect of the retrospective application is not material to the Company’s consolidated financial statements as of and for the three months and the six months ended September 30, 2012, and therefore the Company’s consolidated financial statements have not been retrospectively adjusted, except for the adjustment to retained earnings and noncontrolling interests as of April 1, 2012.

Consolidated Financial Summary

For the three months and six months ended September 30, 2012 and 2013

Financial Highlights

	Yen (millions)
	Three months ended Sep. 30, 2012 Unaudited	Three months ended Sep. 30, 2013 Unaudited	Six months ended Sep. 30, 2012 unaudited	Six months ended Sep. 30, 2013 Unaudited
Net sales and other operating revenue	2,271,286	2,890,221	4,707,195	5,724,316
Operating income	100,867	171,451	276,880	356,414
Income before income taxes and equity in income of affiliates	106,260	165,587	301,040	337,622
Net income attributable to Honda Motor Co., Ltd.	82,233	120,368	213,956	242,867

	Yen
Basic net income attributable to Honda Motor Co., Ltd per common share	45.63	66.79	118.71	134.75

	U.S. Dollar (millions)
		Three months ended Sep. 30, 2012 Unaudited		Six months ended Sep. 30, 2012 Unaudited
Net sales and other operating revenue		29,567		58,561
Operating income		1,754		3,646
Income before income taxes and equity in income of affiliates		1,694		3,454
Net income attributable to Honda Motor Co., Ltd.		1,231		2,485

	U.S. Dollar
Basic net income attributable to Honda Motor Co., Ltd per common share		0.68		1.38

[1] Consolidated Balance Sheets

	Yen (millions)
	Mar. 31, 2013 audited	Sep. 30, 2013 unaudited
Assets
Current assets:
Cash and cash equivalents	1,206,128	1,132,283
Trade accounts and notes receivable	1,005,981	941,229
Finance subsidiaries-receivables, net	1,243,002	1,393,245
Inventories	1,215,421	1,216,975
Deferred income taxes	234,075	230,522
Other current assets	418,446	409,929

Total current assets	5,323,053	5,324,183

Finance subsidiaries-receivables, net	2,788,135	3,147,146

Investments and advances:
Investments in and advances to affiliates	459,110	568,181
Other, including marketable equity securities	209,680	262,669

Total investments and advances	668,790	830,850

Property on operating leases:
Vehicles	2,243,424	2,461,216
Less accumulated depreciation	400,292	425,431

Net property on operating leases	1,843,132	2,035,785

Property, plant and equipment, at cost:
Land	515,661	508,733
Buildings	1,686,638	1,767,957
Machinery and equipment	3,832,090	4,110,591
Construction in progress	288,073	302,516

	6,322,462	6,689,797
Less accumulated depreciation and amortization	3,922,932	4,129,063

Net property, plant and equipment	2,399,530	2,560,734

Other assets	612,717	609,496

Total assets	13,635,357	14,508,194

[1] Consolidated Balance Sheets – continued

	Yen (millions)
	Mar. 31, 2013 audited	Sep. 30, 2013 unaudited
Liabilities and Equity
Current liabilities:
Short-term debt	1,238,297	1,456,324
Current portion of long-term debt	945,046	915,504
Trade payables:
Notes	31,354	24,790
Accounts	956,660	934,347
Accrued expenses	593,570	556,681
Income taxes payable	48,454	36,778
Other current liabilities	275,623	291,470

Total current liabilities	4,089,004	4,215,894

Long-term debt, excluding current portion	2,710,845	3,020,453
Other liabilities	1,630,085	1,618,611

Total liabilities	8,429,934	8,854,958

Equity:
Honda Motor Co., Ltd. shareholders’ equity:
Common stock, authorized 7,086,000,000 shares; issued 1,811,428,430 shares on Mar. 31, 2013 and 1,811,428,430 shares on Sep. 30, 2013	86,067	86,067
Capital surplus	171,117	171,117
Legal reserves	47,583	48,998
Retained earnings	6,001,649	6,172,811
Accumulated other comprehensive income (loss), net	(1,236,792)	(976,052)
Treasury stock, at cost 9,131,140 shares on Mar. 31, 2013 and 9,133,532 shares on Sep. 30, 2013	(26,124)	(26,134)

Total Honda Motor Co., Ltd. shareholders’ equity	5,043,500	5,476,807

Noncontrolling interests	161,923	176,429

Total equity	5,205,423	5,653,236

Commitments and contingent liabilities

Total liabilities and equity	13,635,357	14,508,194

[2] Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Consolidated Statements of Income

For the three months ended September 30, 2012 and 2013

	Yen (millions)
	Three months ended Sep. 30, 2012 unaudited	Three months ended Sep. 30, 2013 unaudited
Net sales and other operating revenue	2,271,286	2,890,221
Operating costs and expenses:
Cost of sales	1,702,835	2,150,812
Selling, general and administrative	327,472	416,863
Research and development	140,112	151,095

	2,170,419	2,718,770

Operating income	100,867	171,451

Other income (expenses):
Interest income	6,661	5,928
Interest expense	(3,115)	(2,838)
Other, net	1,847	(8,954)

	5,393	(5,864)

Income before income taxes and equity in income of affiliates	106,260	165,587

Income tax expense:
Current	37,915	59,142
Deferred	6,898	10,288

	44,813	69,430

Income before equity in income of affiliates	61,447	96,157
Equity in income of affiliates	27,497	31,686

Net income	88,944	127,843
Less: Net income attributable to noncontrolling interests	6,711	7,475

Net income attributable to Honda Motor Co., Ltd.	82,233	120,368

	Yen
Basic net income attributable to Honda Motor Co., Ltd. per common share	45.63	66.79

Consolidated Statements of Comprehensive Income

For the three months ended September 30, 2012 and 2013

	Yen (millions)
	Three months ended Sep. 30, 2012 unaudited	Three months ended Sep. 30, 2013 unaudited
Net income	88,944	127,843
Other comprehensive income (loss), net of tax:
Adjustments from foreign currency translation	(101,851)	(23,796)
Unrealized gains (losses) on available-for-sale securities, net	(2,420)	9,756
Unrealized gains (losses) on derivative instruments,	210	(241)
Pension and other postretirement benefits adjustments	1,903	78,709

Other comprehensive income (loss), net of tax	(102,158)	64,428

Comprehensive income (loss)	(13,214)	192,271
Less: Comprehensive income attributable to noncontrolling interests	4,911	4,164

Comprehensive income (loss) attributable to Honda Motor Co., Ltd.	(18,125)	188,107

Consolidated Statements of Income

For the six months ended September 30, 2012 and 2013

	Yen (millions)
	Six months ended Sep. 30, 2012 unaudited	Six months ended Sep. 30, 2013 unaudited
Net sales and other operating revenue	4,707,195	5,724,316
Operating costs and expenses:
Cost of sales	3,494,049	4,275,221
Selling, general and administrative	670,155	799,924
Research and development	266,111	292,757

	4,430,315	5,367,902

Operating income	276,880	356,414

Other income (expenses):
Interest income	14,360	11,920
Interest expense	(6,131)	(5,812)
Other, net	15,931	(24,900)

	24,160	(18,792)

Income before income taxes and equity in income of affiliates	301,040	337,622

Income tax expense:
Current	73,786	103,008
Deferred	48,860	37,261

	122,646	140,269

Income before equity in income of affiliates	178,394	197,353
Equity in income of affiliates	48,229	63,453

Net income	226,623	260,806
Less: Net income attributable to noncontrolling interests	12,667	17,939

Net income attributable to Honda Motor Co., Ltd.	213,956	242,867

	Yen
Basic net income attributable to Honda Motor Co., Ltd. per common share	118.71	134.75

Consolidated Statements of Comprehensive Income

For the six months ended September 30, 2012 and 2013

	Yen (millions)
	Six months ended Sep. 30, 2012 unaudited	Six months ended Sep. 30, 2013 unaudited
Net income	226,623	260,806
Other comprehensive income (loss), net of tax:
Adjustments from foreign currency translation	(152,299)	165,750
Unrealized gains (losses) on available-for-sale securities, net	(12,228)	18,450
Unrealized gains (losses) on derivative instruments,	349	346
Pension and other postretirement benefits adjustments	4,266	81,394

Other comprehensive income (loss), net of tax	(159,912)	265,940

Comprehensive income (loss)	66,711	526,746
Less: Comprehensive income attributable to noncontrolling interests	10,824	23,139

Comprehensive income (loss) attributable to Honda Motor Co., Ltd.	55,887	503,607

[3] Consolidated Statements of Cash Flows

	Yen (millions)
	Six months ended Sep. 30, 2012 unaudited	Six months ended Sep. 30, 2013 unaudited
Cash flows from operating activities:
Net income	226,623	260,806
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation excluding property on operating leases	155,614	216,736
Depreciation of property on operating leases	118,213	164,334
Deferred income taxes	48,860	37,261
Equity in income of affiliates	(48,229)	(63,453)
Dividends from affiliates	31,365	8,060
Provision for credit and lease residual losses on finance subsidiaries-receivables	2,664	10,341
Impairment loss on property on operating leases	2,208	1,322
Loss (gain) on derivative instruments, net	(24,656)	(39,142)
Decrease (increase) in assets:
Trade accounts and notes receivable	(8,278)	99,663
Inventories	(91,728)	39,676
Other current assets	53,338	22,522
Other assets	(18,574)	(7,883)
Increase (decrease) in liabilities:
Trade accounts and notes payable	(120,313)	(1,393)
Accrued expenses	24,494	(16,923)
Income taxes payable	5,407	(15,829)
Other current liabilities	(387)	27,696
Other liabilities	1,290	(6,138)
Other, net	(34,640)	(66,154)

Net cash provided by operating activities	323,271	671,502

Cash flows from investing activities:
Increase in investments and advances	(10,928)	(23,411)
Decrease in investments and advances	9,572	25,214
Payments for purchases of available-for-sale securities	—	(27,590)
Proceeds from sales of available-for-sale securities	—	4,085
Payments for purchases of held-to-maturity securities	(1,118)	(58)
Proceeds from redemptions of held-to-maturity securities	6,435	1,753
Capital expenditures	(282,332)	(355,990)
Proceeds from sales of property, plant and equipment	19,932	14,588
Proceeds from insurance recoveries for damaged property, plant and equipment	2,917	6,800
Acquisitions of finance subsidiaries-receivables	(992,380)	(1,582,865)
Collections of finance subsidiaries-receivables	908,938	1,219,326
Purchases of operating lease assets	(416,447)	(582,206)
Proceeds from sales of operating lease assets	204,356	310,900

Net cash used in investing activities	(551,055)	(989,454)

[3] Consolidated Statements of Cash Flows – continued

	Yen (millions)
	Six months ended Sep. 30, 2012 unaudited	Six months ended Sep. 30, 2013 unaudited
Cash flows from financing activities:
Proceeds from short-term debt	3,374,385	4,307,274
Repayment of short-term debt	(3,355,219)	(4,133,849)
Proceeds from long-term debt	592,080	821,199
Repayment of long-term debt	(520,564)	(688,583)
Dividends paid	(61,278)	(70,289)
Dividends paid to noncontrolling interests	(5,060)	(8,467)
Sales (purchases) of treasury stock, net	(2)	(10)
Other, net	(15,078)	(17,581)

Net cash provided by (used in) financing activities	9,264	209,694

Effect of exchange rate changes on cash and cash equivalents	(47,284)	34,413

Net change in cash and cash equivalents	(265,804)	(73,845)

Cash and cash equivalents at beginning of the year	1,247,113	1,206,128

Cash and cash equivalents at end of the period	981,309	1,132,283

[4] Assumptions for Going Concern

None

[5] Significant changes in Honda Motor Co., Ltd. shareholders’ equity

None

[6] Segment Information

Honda has four reportable segments: Motorcycle business, Automobile business, Financial services business and Power product & other businesses, which are based on Honda’s organizational structure and characteristics of products and services. Operating segments are defined as components of Honda’s about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The accounting policies used for these reportable segments are consistent with the accounting policies used in Honda’s consolidated financial statements.

Principal products and services, and functions of each segment are as follows:

Segment	Principal products and services	Functions
Motorcycle business	Motorcycles, all-terrain vehicles (ATVs) and relevant parts	Research & Development, Manufacturing, Sales and related services

Automobile business	Automobiles and relevant parts	Research & Development, Manufacturing Sales and related services

Financial services business	Financial, insurance services	Retail loan and lease related to Honda products, and Others

Power product & Other businesses	Power products and relevant parts, and others	Research & Development, Manufacturing Sales and related services, and Others

1. Segment information based on products and services

(A) As of and for the three months ended September 30, 2012

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product & Other Businesses	Segment Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	309,714	1,766,213	130,400	64,959	2,271,286	—	2,271,286
Intersegment	—	3,582	2,770	2,330	8,682	(8,682)	—

Total	309,714	1,769,795	133,170	67,289	2,279,968	(8,682)	2,271,286

Segment income (loss)	25,400	37,137	38,277	53	100,867	—	100,867

As of and for the three months ended September 30, 2013

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product & Other Businesses	Segment Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	418,089	2,229,004	170,016	73,112	2,890,221	—	2,890,221
Intersegment	—	4,186	2,567	2,839	9,592	(9,592)	—

Total	418,089	2,233,190	172,583	75,951	2,899,813	(9,592)	2,890,221

Segment income (loss)	45,542	80,153	46,585	(829)	171,451	—	171,451

(B) As of and for the six months ended September 30, 2012

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product & Other Businesses	Segment Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	656,364	3,656,723	261,679	132,429	4,707,195	—	4,707,195
Intersegment	—	7,832	5,517	4,818	18,167	(18,167)	—

Total	656,364	3,664,555	267,196	137,247	4,725,362	(18,167)	4,707,195

Segment income (loss)	62,202	137,798	79,114	(2,234)	276,880	—	276,880

Assets	904,173	4,952,109	5,577,763	284,572	11,718,617	(264,190)	11,454,427
Depreciation and amortization	17,701	133,051	118,872	4,203	273,827	—	273,827
Capital expenditures	26,653	230,473	417,058	6,780	680,964	—	680,964
As of and for the six months ended September 30, 2013

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product & Other Businesses	Segment Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	814,959	4,425,595	335,412	148,350	5,724,316	—	5,724,316
Intersegment	—	8,590	5,159	5,557	19,306	(19,306)	—

Total	814,959	4,434,185	340,571	153,907	5,743,622	(19,306)	5,724,316

Segment income (loss)	88,124	176,530	91,228	532	356,414	—	356,414

Assets	1,220,606	5,906,273	7,404,632	334,588	14,866,099	(357,905)	14,508,194
Depreciation and amortization	22,110	188,703	165,122	5,135	381,070	—	381,070
Capital expenditures	26,147	294,398	584,140	6,632	911,317	—	911,317

Explanatory notes:

1.	Intersegment sales and revenues are generally made at values that approximate arm’s-length prices.

2.	Unallocated corporate assets, included in reconciling items, amounted to JPY 228,945 million as of September 30, 2012 and JPY 300,860 million as of September 30, 2013 respectively, which consist primarily of cash and cash equivalents, available-for-sale securities and held-to-maturity securities held by the Company. Reconciling items also include elimination of intersegment transactions.

3.	Depreciation and amortization of Financial Services Business include JPY 118,213 million for the six months ended September 30, 2012 and JPY 164,334 million for the six months ended September 30, 2013, respectively, of depreciation of property on operating leases.

4.	Capital expenditure of Financial Services Business includes JPY 416,447 million for the six months ended September 30, 2012 and JPY582,206 million for the six months ended September 30, 2013 respectively, of purchase of operating lease assets.

5.	The amounts of Assets and Depreciation and amortization for the six months ended September 30, 2012 have been corrected from the amounts previously disclosed.

In addition to the disclosure required by U.S. GAAP, Honda provides the following supplemental information in order to provide financial statements users with useful information:

2. Supplemental geographical information based on the location of the Company and its subsidiaries

(A) As of and for the three months ended September 30, 2012

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	487,603	991,793	125,461	442,879	223,550	2,271,286	—	2,271,286
Transfers between geographic areas	437,483	62,969	19,110	96,582	6,122	622,266	(622,266)	—

Total	925,086	1,054,762	144,571	539,461	229,672	2,893,552	(622,266)	2,271,286

Operating income (loss)	30,047	26,749	(8,725)	36,404	10,542	95,017	5,850	100,867

As of and for the three months ended September 30, 2013

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	505,002	1,384,716	154,810	568,889	276,804	2,890,221	—	2,890,221
Transfers between geographic areas	509,468	87,197	19,665	124,989	3,645	744,964	(744,964)	—

Total	1,014,470	1,471,913	174,475	693,878	280,449	3,635,185	(744,964)	2,890,221

Operating income (loss)	49,281	46,029	(13,574)	60,020	18,651	160,407	11,044	171,451

(B) As of and for the six months ended September 30, 2012

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	999,565	2,147,345	247,479	873,541	439,265	4,707,195	—	4,707,195
Transfers between geographic areas	932,179	122,128	44,971	178,730	10,749	1,288,757	(1,288,757)	—

Total	1,931,744	2,269,473	292,450	1,052,271	450,014	5,995,952	(1,288,757)	4,707,195

Operating income (loss)	91,025	108,966	(16,359)	68,154	22,819	274,605	2,275	276,880

Assets	3,106,694	6,136,429	481,588	1,170,618	615,405	11,510,734	(56,307)	11,454,427
Long-lived assets	1,085,389	2,000,980	106,766	301,710	127,950	3,622,795	—	3,622,795

As of and for the six months ended September 30, 2013

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	938,540	2,790,218	313,679	1,167,258	514,621	5,724,316	—	5,724,316
Transfers between geographic areas	1,051,814	183,003	36,778	233,363	6,547	1,511,505	(1,511,505)	—

Total	1,990,354	2,973,221	350,457	1,400,621	521,168	7,235,821	(1,511,505)	5,724,316

Operating income (loss)	111,468	117,887	(23,314)	113,775	24,066	343,882	12,532	356,414

Assets	3,234,347	8,239,650	619,640	1,751,665	747,168	14,592,470	(84,276)	14,508,194
Long-lived assets	1,210,069	2,735,896	128,953	489,710	154,364	4,718,992	—	4,718,992

Explanatory notes:

1.	Major countries or regions in each geographic area:

North America	United States, Canada, Mexico
Europe	United Kingdom, Germany, France, Belgium, Russia
Asia	Thailand, Indonesia, China, India, Vietnam
Other Regions	Brazil, Australia

2.	Sales and revenues between geographic areas are generally made at values that approximate arm’s-length prices.

3.	Unallocated corporate assets, included in reconciling items, amounted to JPY 228,945 million as of September 30, 2012 and JPY 300,860 million as of September 30, 2013 respectively, which consist primarily of cash and cash equivalents, available-for-sale securities and held-to-maturity securities held by the Company. Reconciling items also include elimination of transactions between geographic areas.

4.	The amounts of Assets for the six months ended September 30, 2012 have been corrected from the amounts previously disclosed.

[7] Other

1. Impairment loss on investments in affiliates

For the six months ended September 30, 2012, Honda recognized impairment loss of JPY 6,525 million, net of tax, on certain investments in affiliates which have quoted market values because of other-than-temporary decline in fair value below their carrying values. The fair values of the investments were based on quoted market price. The impairment loss is included in equity in income of affiliates in the accompanying consolidated statement of income. For the three months ended September 30, 2012, for the six months ended September 30, 2013 and for the three months ended September 30, 2013, Honda did not recognize any significant impairment losses.

2. Immaterial corrections of the prior year’s Consolidated Statements of Cash Flows

Adjustments have been made to correct previous immaterial understatements in both depreciation excluding property on operating leases, which is included in cash flows from operating activities, and payments of other debt, which is included in other, net in cash flows from financing activities, in the consolidated statements of cash flows for the six months ended September 30, 2012. These adjustments increased previously reported net cash provided by operating activities and increased previously reported net cash used in financing activities by JPY 13,464 million for the six months ended September 30, 2012.

[Translation]

October 30, 2013

To:	Shareholders of Honda Motor Co., Ltd.
From:	Honda Motor Co., Ltd.
1-1, Minami-Aoyama 2-chome,
Minato-ku, Tokyo, 107-8556
Takanobu Ito
President and Representative Director

Notice Concerning Revision of Forecasts for

Consolidated and Unconsolidated Financial Results of the Fiscal Year Ending March 31, 2014

Honda Motor Co., Ltd. (the “Company”) revised its forecasts for consolidated and unconsolidated financial results of the fiscal year ending March 31, 2014 that were announced on April 26, 2013.

Particulars

Revision of Forecasts for Consolidated Financial Results of the Fiscal Year Ending March 31, 2014

	(Millions of Yen, except Basic net income attributable to Honda Motor Co., Ltd. per common share)
	Net sales and other operating revenue	Operating income	Income before income taxes and equity in income of affiliates	Net income attributable to Honda Motor Co., Ltd.	Basic net income attributable to Honda Motor Co., Ltd. per common share (Yen)
Forecast previously announced on April 26, 2013 (A)	12,100,000	780,000	780,000	580,000	321.81
Forecast revised on October 30, 2013 (B)	12,100,000	780,000	765,000	580,000	321.81
Change (B-A)	—	—	- 15,000	—	—
Percentage change (%)	—	—	- 1.9	—	—
(Reference) Results of the fiscal year ended March 31, 2013	9,877,947	544,810	488,891	367,149	203.71

Reason for Revision of Forecasts

Due mainly to losses on the valuation of derivative instruments, the Company has downwardly revised its forecasts for the income before income taxes and equity in income of affiliates of the fiscal year ending March 31, 2014 which was announced on April 26, 2013. However, due mainly to changes in the business environment surrounding the Company in some Asian countries, the Company expects an increase in equity income of affiliates, and thus the Company has not revised its forecasts for the net income attributable to Honda Motor Co., Ltd. of the fiscal year ending March 31, 2014 which was announced on April 26, 2013.

Revision of Forecasts for Unconsolidated Financial Results of the Fiscal Year Ending March 31, 2014

	(Millions of Yen, except Net income per common share)
	Net sales	Operating income	Ordinary income	Net income	Net income per common share (Yen)
Forecast previously announced on April 26, 2013 (A)	3,630,000	170,000	360,000	260,000	144.26
Forecast revised on October 30, 2013 (B)	3,580,000	150,000	375,000	280,000	155.36
Change (B-A)	- 50,000	- 20,000	15,000	20,000	—
Percentage change (%)	- 1.4	- 11.8	4.2	7.7	—
(Reference) Results of the fiscal year ended March 31, 2013	3,244,070	103,932	193,825	154,714	85.84

Reason for Revision of Forecasts

Due mainly to decreased export unit sales caused by changes in the business environment surrounding the Company, the Company has downwardly revised its forecast for unconsolidated net sales and operating income of the fiscal year ending March 31, 2014 which was announced on April 26, 2013. However, due mainly to the increase in dividend income from affiliated companies, the Company has upwardly revised its forecast for ordinary income and net income of the fiscal year ending March 31, 2014 which was announced on April 26, 2013.

*	For more details, please refer to the Company’s investor relations website (URL http://world.honda.com/investors/).

*	These forecasts for consolidated and unconsolidated financial results of the Company are based on management’s assumptions and beliefs taking into account information currently available to it. Therefore, please be advised that the actual results of the Company could differ materially from those described in these forward-looking statements as a result of numerous factors, including general economic conditions in the principal markets of the Company, its consolidated subsidiaries and its affiliates accounted for by the equity-method, and foreign exchange rates between the Japanese yen and the U.S. dollar, the Euro and other major currencies, as well as other factors detailed from time to time.